Exhibit G-2

                                95 FERCP. 61,381
                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners: Curt Hebert, Jr., Chairman;
                      William L. Massey, and Linda Breathitt.


Niagara Mohawk Holdings, Inc. and                        Docket Nos. EC01-63-000
  National Grid USA                                              and EL01-56-000


                      ORDER AUTHORIZING MERGER AND GRANTING
              WAIVERS, AUTHORIZATIONS AND DECLARATORY ORDER IN PART

                             (Issued June 13, 2001)

I. Introduction

     On February 1, 2001, Niagara Mohawk Holdings, Inc. (Niagara Mohawk Holdings) and National Grid USA, on behalf of their jurisdictional subsidiaries and affiliates (collectively, Applicants)/1 filed a joint application for approval of a merger and related waivers and authorizations pursuant to section 203 of the Federal Power Act (FPA)./2 They also filed a request for a declaratory order, as discussed below.

---------------------
     1/Niagara Mohawk Holdings, Inc., a public utility holding company, owns the following jurisdictional subsidiaries: Niagara Mohawk Power Corporation (Niagara Mohawk) and Niagara Mohawk Energy Marketing, Inc. It also indirectly owns a 50 percent non-controlling interest in Canadian Niagara Power Company, Limited (CNP, Ltd.). National Grid USA, a public utility holding company, owns the following jurisdictional subsidiaries: New England Power Company (NEPCO), Massachusetts Electric Company, the Narragansett Electric Company, New England Electric Transmission Corporation, New England Hydro-Transmission Corporation, and New England Hydro-Transmission Electric Company, Inc.

     2/16 U.S.C.ss. 824b (1994).

Docket Nos. EC01-63-000                -2-
   and EL01-56-000


     As discussed below, the Commission has reviewed the proposed merger under the Commission's Merger Policy Statement/3 and its regulations implementing section 203 of the FPA,/4 and in this order we conclude that the proposed merger will not adversely affect competition, rates, or regulation. Therefore, we approve the merger as consistent with the public interest. Furthermore, we grant the requested waivers and authorizations.

II. Background

     A. Description of the Parties

          1. Niagara Mohawk Holdings and Its Subsidiaries

     Niagara Mohawk Holdings is an exempt holding company under the Public Utility Holding Company Act of 1935 (PUHCA). Niagara Mohawk is a wholly-owned subsidiary of Niagara Mohawk Holdings. Niagara Mohawk, whose business is predominately intrastate in character, is a combination gas and electric utility company engaged in the transmission and distribution of electricity and the distribution and transportation of natural gas in New York. Niagara Mohawk Holdings also owns other utility and nonutility subsidiaries through Opinac North America, Inc., an investment holding company.

          2. National Grid Group plc and Its Subsidiaries

     National Grid Group plc (National Grid) is a holding company incorporated in England and Wales. In March and April of 2000, National Grid acquired New England Electric System and Eastern Utilities Associates, respectively to form National Grid USA,

---------------------
     3/See Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. and Regs.P. 31,044 at 30,117-18 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERCP. 61,321 (1997) (Merger Policy
Statement).

     4/Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, III FERC Stats. & Regs.P. 31,111 (2000), reh'g denied, Order No. 642-A, 94 FERCP. 61,289 (2001).

Docket Nos. EC01-63-000                -3-
   and EL01-56-000


a wholly-owned subsidiary./5 National Grid USA, through its subsidiaries, is engaged in the transmission and distribution of electricity and the marketing of energy commodities and services. It serves customers in Massachusetts, Rhode Island and New Hampshire, and through its subsidiaries, owns and operates transmission and distribution lines in New England. National Grid USA, however, does not directly own any jurisdictional facilities.

     Both Niagara Mohawk Holdings and National Grid USA, through their public utility subsidiaries, are major providers of transmission and distribution services in the Northeast.

     B.  Description of the Proposed Merger - Docket No. EC01-63-000

     According to the application, a newly-formed U.K.-registered holding company, New National Grid Limited (Newco), will become the holding company of National Grid. Current National Grid USA shareholders will receive, in exchange for their stock shares in National Grid USA, new shares issued by Newco having the same economic and voting rights. Newco, on or before closing, will adopt memorandum and articles of association substantially similar to those of National Grid USA, and will then adopt the name National Grid Group plc.

     Pursuant to the September 4, 2000, Merger Agreement, Grid Delaware, Inc. (Merger Sub), a wholly-owned subsidiary of Newco, will merge with and into Niagara Mohawk Holdings, with Niagara Mohawk Holdings continuing as the surviving corporation. Niagara Mohawk Holdings, as the surviving entity, will, on completion of the transaction, be a wholly-owned subsidiary of Newco, and Newco's direct parent will be National Grid USA.

     C. Request for Declaratory Order - Docket No. EL01-56-000

     Newco is acquiring Niagara Mohawk Holdings' shares at a premium of approximately 37 percent, relative to the closing price of Niagara Mohawk Holdings shares on September 1, 2000. (Application at 45) Newco plans to "push down" and allocate the acquisition premium among Niagara Mohawk and its affiliates. The push

---------------------
     5/See New England Power Company, et al., 87 FERCP. 61,287 (1999); and New ngland Power Company, et al., 88 FERCP. 61,292 (1999), respectively.

Docket Nos. EC01-63-000                -4-
   and EL01-56-000


down would result in the recognition of goodwill on the books of account of Niagara Mohawk. The goodwill will be amortized over a 20-year period, through a below-the- line account. Applicants state that the account to which this goodwill will be amortized is not subject to separate rate recovery and does not affect the historical basis of the plant accounts used to determine rates. Applicants note that there will be a corresponding increase in the paid-in capital accounts to balance the acquisition premium. Applicants point out that as a result of this proposed accounting, any existing retained earnings before the consummation of the proposed merger will effectively become part of the new common equity balance recorded in the paid-in capital accounts.

     Applicants seek Commission authorization to pay as dividends from paid-in capital accounts, preexisting retained earnings that will have been restated as paid-in capital as a result of accounting conventions associated with the proposed merger. Also, Applicants seek authorization to calculate earnings available for dividends by adding back the related amortization of the acquisition premium and transaction costs as well as on-cash charges to income resulting from accounting changes or charges to income resulting from significant unanticipated events.

     Applicants recognize that section 305(a) of the FPA prohibits, in pertinent part, officers and directors of public utilities from participating "in the making or paying of dividends of such public utility from any funds properly included in capital account." (16 U.S.C. ss. 825d(a) (1994)). Applicants explain that, as the result of the restatement of accounts described above, section 305(a) could be interpreted to restrict them to paying dividends solely out of future earnings and to preclude future payments of dividends./6 They point out that the Commission has granted other entities similar authority in analogous circumstances./7 Applicants argue that the relief requested is consistent with the FPA because the intent of section 305(a) is to preclude exploitation of a utility by its directors or officers. Applicants argue that the dividend restriction commitments and guarantees that they have included in the merger application, and that they will include in their Securities and Exchange Commission (SEC) application under PUHCA, are sufficient to preclude this exploitation. They further state that for purposes of calculating "income available for dividends," they will exclude non-cash charges to income resulting from accounting charges or charges to income resulting from significant unanticipated

---------------------
     6/Application at 47.

     7/Id. at 47 citing New England Power Company, et al., 89 FERCP. 61,266
       (1999).

Docket Nos. EC01-63-000                -5-
   and EL01-56-000


events. Lastly, Applicants agree to inform the Commission promptly of any change in circumstances that is a material departure from these representations./8 Consequently, Applicants argue that the Commission should permit their proposed accounting treatment.

     D. Notice, Interventions, and Responses

     Notices of the merger application and the request for declaratory order were published in the Federal Register, with comments, protests, or motions to intervene due on or before April 2, 2001./9

     Timely motions to intervene were filed by American Ref-Fuel Company of Niagara, L.P. (ARC); the Municipal Electric Utilities Association of New York State (MEUA); NRG Power Marketing, Inc. (NRG); the City of Cohoes, New York (Cohoes); Massachusetts Municipal Wholesale Electric Company (MMWEC); Alliance for Municipal Power (AMP); the Board of Public Utilities of the City of Jamestown, New York (Jamestown BPU); the Niagara Power Coalition (NPC);/10 and Joseph F. Clearly, Esquire, on behalf of certain Niagara Mohawk employees who retired on or before July 1, 1998 (Retired Employees).

     Timely protests were filed by Cohoes, MMWEC, AMP and Jamestown BPU. Untimely protests were filed by ARC and NPC. In its intervention, Retired Employees filed comments that neither support or object to the proposed merger, but raise the issue of the protection of the retirement rights of former employees.

---------------------
     8/Application at 48-49.

     9/Docket No. EC01-63-000 -- 66 Fed. Reg. 10,280 (2001) and Docket No. EL01-
56-000 -- 66 Fed. Reg. 17,168 (2001).

     10/The NPC is comprised of: the County of Niagara, Niagara Wheatfield Central School District, City of Niagara Falls, City of Niagara Falls School District, Town of Lewiston, Lewiston Porter Central School District, and Town of Niagara, New York.

Docket Nos. EC01-63-000                -6-
   and EL01-56-000


     Applicants filed an answer opposing the timely protests and requests for rejection, a second answer opposing ARC's untimely protest and request for hearing, and a third answer opposing NPC's untimely protest.

     ARC filed an answer in response to Applicants' second answer.

     NPC filed an answer to Applicants' third answer.

III.  Discussion

     A. Procedural Issues

     Under Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss. 385.214 (2000), the timely, unopposed motions to intervene serve to make the entities that filed them parties to this proceeding. Pursuant to Rule 214(d) of the Commission's Rules of Practice and Procedure, we grant NPC's motion to intervene out of time, given its interests and because no undue prejudice or delay will result by doing so. 18 C.F.R. ss. 385.214(d) (2000). However, we reject the untimely protests filed by ARC (on May 22) and by NPC (on May 25). They have not persuaded us that they have good cause for filing their protests more than seven weeks after the expiration of the due date for protests, especially since our Notice provided a lengthy 60-day comment period. We note that these pleadings are devoid of any explanation as to why these entities could not have raised their concerns at the time they filed their earlier interventions.

     Rule 213 of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss.
385.213 (2000), prohibits answers unless otherwise permitted by the decisional authority. We find that good cause exists to allow Applicants' first answer because it provides additional information that assists us in the decision-making process. We will reject Applicants' second and third answers because we reject the untimely protests that they address. We will also reject ARC's and NPC's answers because they address the rejected second and third answers submitted by Applicants.

Docket Nos. EC01-63-000                -7-
   and EL01-56-000


     B. The Proposed Merger -- Docket No. EC01-63-000

          1. Standard of Review

     Section 203(a) of the FPA provides that the Commission must approve a proposed merger if it finds that the merger "will be consistent with the public interest." The Commission generally takes account of three factors in analyzing proposed mergers: (a) the effect on competition; (b) the effect on rates; and
(c) the effect on regulation. The Commission has reviewed this merger pursuant to the Merger Policy Statement and its recently revised regulations under Part 33 of the FPA./11

          2. Effect on Competition

               a. Applicants' Analysis

     Applicants maintain that the proposed merger presents no horizontal market issues because they control an insignificant amount of generation. According to Applicants, National Grid USA has minority interests in four nuclear facilities totaling 476 MW, a 57 MW entitlement from its partial ownership of Wyman 4, and a portfolio of power purchase contracts for serving retail customers with a peak load of 4,322 MW. Applicants contend that National Grid has no operational control over any of this generation and thus, that it cannot be used to exercise market power. They note that 345 MW of National Grid USA's nuclear generation is subject to a third party call option that has always been exercised. Thus, they conclude that this capacity could not be withheld by the merged company to increase market prices. Applicants state that Niagara Mohawk's generation resource interests consist of 1,099 MW in the Nine Mile nuclear Units 1 and 2, power purchase contracts amounting to 2,303 MW, and two "financial swap" agreements. They explain that they have dispatch rights only over the output of the nuclear units, 56 MW of generation from independent power producers, and 103 MW of hydroelectric generation.

     Applicants assert that the proposed merger raises no competitive concerns arising from combining generation resources because Niagara Mohawk and National Grid

---------------------
     11/See generally Merger Policy Statement at 30,111 - 30,112; Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, III FERC Stats. & Regs.P. 31,111 (2000), reh'g denied, Order No. 642-A, 94 FERCP. 61,289 (2001).

Docket Nos. EC01-63-000                -8-
   and EL01-56-000


largely compete in separate markets./12 When they do compete in the same markets, such competition is minimal. However, Applicants perform a horizontal competitive analysis, conservatively assuming that National Grid retains dispatch rights over the output associated with its 476 MW of interests in nuclear facilities. To evaluate the competitive effects of combining generation, Applicants define energy as the product market and the NYISO and ISO New England as the relevant geographic markets. Applicants argue that it is only necessary to evaluate the scenario in which baseload capacity sets the market price, since it is only that capacity that the merger would combine. National Grid has no operational control or dispatch rights over its entitlement to Wyman 4 (a peaking resource), nor does Niagara Mohawk's contract to buyback the output of its former Oswego steam station (an intermediate load resource) confer operational control over the plant. As a result, Applicants argue that they can not use these resources to exercise market power.

     When evaluating market concentration when baseload resources are in the market, Applicants specify the smallest level of demand when baseload capacity sets the market price and calculate their pre- and post-merger market shares based on the percentage of this demand that is accounted for by the total of their baseload capacity. They do not calculate market shares of competitors or pre- and post-merger Herfindahl-Hirschman Index (HHI) levels. Their shares, they state, are equivalent to merger-induced increases of market concentration of 41 HHI and 36 HHI in the ISO New England and NYISO markets, respectively. As a result, Applicants argue that the merger will raise no horizontal competitive concerns because these small increases in the HHI statistic do not violate the screens set forth in the Merger Policy Statement, irrespective of any pre-existing market concentration./13


---------------------
     12/Applicants assert that the merger raises no horizontal competitive concerns regarding ancillary services because National Grid has no ability to provide such services from any of its units.

     13/Applicants contend that the impact of the proposed merger would be further reduced after accounting for: (1) the entry of new generation; (2) the exercise of the third-party call option to National Grid's nuclear entitlements; and (3) the divestiture of National Grid's minority interests in two of its four nuclear facilities and Niagara Mohawk's nuclear holdings. The latter divestiture was authorized by the Commission on May 24, 2001, pursuant to delegated authority in 95 FERC P. 62,165. National Grid plans to divest its 16 percent and 20 percent interests in Millstone 3 and Vermont Yankee, respectively (representing a total of 286 MW), and Niagara Mohawk plans to divest its 100 percent and 41 percent interests in Nine Mile Unit 1 and Unit 2, respectively, 90 percent of which they will buy back under long-term contracts.

Docket Nos. EC01-63-000                -9-
   and EL01-56-000


     Applicants state that the combination of electric transmission assets raises no competitive concerns since operational control of their transmission systems has been transferred to the NYISO and ISO New England.

     Regarding the vertical effects of combining electric and natural gas resources, Applicants note that National Grid does not own or control any upstream gas transportation or distribution assets and that because Niagara Mohawk only delivers gas in New England to a chain of grocery stores, the merger does not enhance their ability to adversely affect prices or output in that market. Applicants also assert that the merger does not enhance Niagara Mohawk's incentive to adversely affect prices or output in the NYISO market because National Grid has no presence in that market.

               b. Intervenors' Concerns and Applicants' Answers

     Cohoes, Jamestown BPU, and AMP argue that the extension of Niagara Mohawk's Competitive Transition Charge (CTC) recovery period from 2003 to 2011 (or the recovery of all stranded costs, whichever comes earlier) under the merger will impair competition in wholesale and retail electricity markets. This is because customers seeking to leave the Niagara Mohawk system to purchase power from alternative suppliers will be threatened by exorbitant fees and would thus be prevented from obtaining better transmission (for example, transmission under the NYISO open access tariff).14 Intervenors ask the Commission to condition approval of the merger upon the elimination of such exit fees.

     Intervenor MMWEC argues that the proposed merger poses competitive concerns because "the new company will own an east-west transmission wall that would run from

---------------------
     14/Affidavit of Whitfield A. Russell, Jamestown BPU at 10-11.

Docket Nos. EC01-63-000                -10-
   and EL01-56-000

the New England coast to the eastern end of Lake Erie"./15 Intervenors Jamestown BPU and AMP echo this concern and assert that Applicants ignore the interaction between transmission access and generation ownership in their competitive analysis. Since Applicants have the right to schedule generation (particularly to serve native load) on both sides of a constrained interface, the merger adds to Applicants' ability to exercise market control by creating (or relieving) transmission constraints. They call for an evidentiary hearing to investigate this issue.

     ARC claims that Niagara Mohawk refuses to honor a commitment in a restructured long-term power purchase agreement (PPA) to provide transmission service to ARC for power sales to third parties. ARC cites two recent instances in which it has been denied transmission service by Niagara Mohawk, which ARC states evidence that Niagara Mohawk has the incentive and ability to exercise vertical market power and create barriers to entry through its control of access to transmission facilities.

     In response, Applicants contend that MMWEC has failed to demonstrate how the scope of their electric transmission facilities raises anticompetitive concerns, especially when the operational control of these assets has been ceded to NYISO and ISO New England, which comply with the Commission's open access policies. Similarly, Applicants respond to Jamestown BPU and AMP's concerns over the retention of scheduling rights by stating that the intervenors have not explained how Applicants' retention of these rights raises any market power issues. With regard to comments concerning the contract exit fees, Applicants state that these fees were in effect well before the merger filing and, as such, are not merger-related. Furthermore, they assert that the fees, as well as the extension of the CTC recovery period, are under the jurisdiction of the New York Commission and are therefore not matters this Commission needs to address.

     NPC echoes similar concerns as Jamestown BPU, AMP and MMWEC regarding the scope of Applicants' transmission assets as well as the retention of scheduling rights along both sides of a constrained interface. However, NPC further states that Applicants have not examined how the existence of constrained interfaces or how the size of available transmission capability reduces the size of the relevant geographic market and, thereby, alters the results of the horizontal market power analysis. Furthermore, NPC also asserts that ceding control of Applicants' electric transmission assets to the respective

---------------------
     15/MMWEC Protest at 1.

Docket Nos. EC01-63-000                -11-
   and EL01-56-000


ISOs does not alleviate transmission market power concerns since Applicants continue to control lower voltage facilities and can use those assets to pursue anticompetitive activities.

               c. Commission Determination

     Based on the information contained in Applicants' analysis, the Commission finds that the proposed merger raises no competitive concerns. In regard to the horizontal effects of the proposed merger, it is unlikely that Applicants will have the ability and incentive to adversely affect electricity prices or output in any relevant market. Applicants lack this ability because they lack operational control over generation, such that they would be unable to withhold resources to drive up market prices. Applicants also lack the incentive to do so because they do not have a sufficient amount of generation to make withholding profitable.

     In regard to the vertical effects of the proposed merger, we find that the combination of the merging companies' capacity would not significantly enhance the merged company's incentive to adversely affect electricity prices or output. While Niagara Mohawk is engaged in providing gas transportation and delivery services in New York, the de minimis amount of National Grid generation in the New York market leads us to conclude that the merger poses no significant vertical concern. As a result, the proposed merger raises no vertical competitive issues associated with combining Applicants' interests in electricity and delivered gas.

     With regard to transmission facilities, we find that intervenors have not adequately explained how extension of the CTC recovery period, retention of scheduling rights along constrained interfaces, or formation of a "transmission wall" extending from the New England coast to the end of Lake Erie creates or enhances the ability and/or incentive of the merged firm to adversely affect prices or output. Moreover, we note, nothing in the application indicates that the merged company would have such incentive. The Applicants point out that they are members of ISOs that have made Order No. 2000 compliance filings with the Commission.

     Finally, as noted above we deny the untimely protests and requests for hearing filed by ARC and NPC. However, even if the Commission allowed these late-filed protests, we would deny the requested relief on the merits. ARC has not shown how the denial of transmission service by Niagara Mohawk creates or enhances the ability and/or incentive of the merged firm to adversely affect prices or output. The concerns raised by

Docket Nos. EC01-63-000                -12-
   and EL01-56-000


ARC pertain solely to a contract dispute, which it is free to pursue in a complaint filed under section 206 of the FPA. The concerns raised in NPC's protest have been addressed in our discussion of similar issues that were raised by other parties.

          3. Effect on Rates

     According to the application, the proposed merger will have no adverse effect on rates. With respect to wholesale rates Applicants' claim that there will be no adverse effect because both Niagara Mohawk and NEPCO currently make only limited wholesale sales, and the arrangements governing those sales are unaffected by the merger. In addition, both Niagara Mohawk and NEPCO have divested virtually all of their generation assets and have plans to sell the remainder./16 With respect to transmission rates, Applicants state that they will continue to provide transmission service under their currently effective OATT's, with the exception of certain of Niagara Mohawk's customers who elected to continue service under either (1) pre-OATT contracts or (2) pursuant to Niagara Mohawk's OATT, rather than the OATT administered by NYISO.

     Applicants note that although there will be an acquisition premium and transaction costs associated with their proposed merger, Applicants commit not to attempt to recover through rates any of these merger-related costs in excess of merger-related savings without first receiving specific regulatory approval to do so./17 Applicants assert that their ratepayers will be held harmless and thus, that the Commission's ratepayer protection goals are met.

     MMWEC asserts that the hold harmless rate commitments of Applicants are insufficient because the merged companies could seek recovery through rates of the acquisition premium paid by National Grid to acquire Niagara Mohawk Holdings. MMWEC requests delay or denial of the merger until an independent valuation analyst can make a final determination of the acquisition adjustment. Both Jamestown BPU and

---------------------
     16/According to the application, NEPCO retains its existing wholesale requirements tariff and associated service agreements with its former large wholesale customers, but only to provide a mechanism to allow recovery of certain costs that it is permitted to recover from those customers consistent with various restructuring settlements. Application at 39.

     17/Application at 40.

Docket Nos. EC01-63-000                -13-
   and EL01-56-000


AMP argue that the hold harmless provision of Applicants is ambiguous because specific costs and savings have not been identified.

     Intervenors' concerns are misplaced because the Merger Policy Statement requires only that applicants propose meaningful ratepayer protection for wholesale customers, which Applicants here have done. Specifically, Applicants have committed not to recover any merger-related costs in excess of merger-related savings absent prior regulatory authorization. We accept this commitment. The Commission does not require analysis of the costs and benefits of a proposed merger in order to determine a transaction's consistency with the public interest./18 If Applicants should seek to recover such net costs, intervenors can raise their concerns at that time.

          4. Effect on Regulation

     As explained in the Merger Policy Statement, the Commission's primary concern with the effect on regulation of a proposed merger involves possible changes in the Commission's jurisdiction over intra-corporate transactions when a registered holding company is formed, thus invoking the jurisdiction of the SEC. We are also concerned with the effect on state regulation where a state does not have authority to act on a merger and has raised concerns about the effect on its regulation of the merged entity./19

     With respect to Federal regulation, Applicants state that, as a result of the proposed merger, Niagara Mohawk Holdings and Niagara Mohawk will become part of the National Grid registered holding company system under PUHCA./20 Applicants have agreed to waive their Ohio Power/21 immunity from Commission regulation of non-power

---------------------
     18/See Merger Policy Statement at 30,111; see also Ohio Edison Co., et al., 94 FERCP. 61,291 at 62,046 (2001); Sierra Pacific Power Co., et al., 87 FERCP. 61,077 at 61,334 reh'g denied, 88 FERCP. 61,058 (1999) (Sierra) and Northern States Power Co., et al., 90 FERCP. 61,020 at 61,137 (2000) (Northern States Power).

     19/Merger Policy Statement at 30,124-25.

     20/Application at 42.

     21/Ohio Power Company, et al., v. FERC, 954 F. 2d 779, 792-86 (D.C. Cir.) (Ohio Power), cert. denied sub nom., Arcadia, Ohio, et al., v. Ohio Power Company, 506 U.S. 981 (1992).

Docket Nos. EC01-63-000                -14-
   and EL01-56-000


affiliate sales and services. Specifically, since a new registered holding company layer will be created above Niagara Mohawk Holdings and National Grid USA, Applicants commit to follow the Commission's policies regarding intra-corporate transactions between Newco, any of its subsidiaries or affiliates, and Niagara Mohawk. Newco and National Grid also agree to make available financial information and related books and records (including shareholder information, interim and annual reports, and annual results), as well as all information necessary to support the pricing for the sales of goods and services between the National Grid companies and Niagara Mohawk./22

     Applicants state that the proposed merger will have no adverse effect on state regulation. They maintain that each of Niagara Mohawk's and National Grid USA's subsidiaries subject to state regulation before the merger will continue to be subject to that regulation after the merger. Furthermore, Applicants note that filings have been made with the appropriate state authorities.

     Based on these considerations, the Commission finds that the proposed merger will not adversely affect either Federal or state regulation. We note that no intervenor argues otherwise.

          5. Other Issues

     Retired Employees raises concerns that the merger may threaten the pension, health care, prescription drug, and life insurance benefits of Niagara Mohawk's former New York employees that are now retired. However, Retired Employees neither oppose the merger nor propose specific conditions. Retired Employees note that in a pleading before the New York Commission they have proposed a specific remedy that would address their concerns, and we think that is a more appropriate venue to address these concerns.

     Cohoes objects to the merger's proposed transfer of what it characterizes as a disputed franchise for the operation of a transmission and distribution system located within its municipal limits. It points out that this dispute is being litigated in state court and that the existence of this litigation should have been identified in the application.

---------------------
     22/Application at 42, n. 49.

Docket Nos. EC01-63-000                -15-
   and EL01-56-000


Cohoes requests that any Commission order authorizing the merger exclude approval of the transfer of the City of Cohoes franchise, or, in the alternative, that the merger approval be conditioned upon resolution of the franchise litigation. In their answer, Applicants argue that franchise issues are not related to the proposed merger. Applicants note that the proposed merger will result in the ownership of Niagara Mohawk Holdings by Newco, but will not result in any change in Niagara Mohawk's assets. Whatever assets Niagara Mohawk owned before the merger, including franchises, it will continue to own once the proposed merger is consummated. We agree with Applicants that franchise issues are unrelated to the proposed merger.

     Both Jamestown BPU and AMP express concern over particular retail issues which they believe relate to the merger. Specifically, they raise concerns regarding the New York Power Choice retail restructuring settlement, and a contract buyout dispute.

     In their answer, Applicants argue that Jamestown BPU and AMP's challenge of state commission policies and Niagara Mohawk proposals to its state commission provide no basis for conditioning or denying this merger because these issues are under the jurisdiction of the NYPSC, and are of no relevance to this merger. Moreover, Applicants contend that these issues involve Niagara Mohawk proposals or NYPSC policies that have not even been presented to the Commission. We agree with Applicants; BPU's and AMP's concerns are outside the scope of this merger proceeding.

     Jamestown BPU expresses concern over the terms under which it will be permitted to terminate a transmission service agreement. In their answer, Applicants state that Jamestown BPU's complaints over contract buy-out terms have nothing to do with the proposed merger. We do not believe that this proceeding is the appropriate forum in which to address Jamestown BPU's concern about a transmission service agreement. If Jamestown BPU feels that the termination of the transmission service agreement is unjust and unreasonable, it may file a complaint under section 206./23


---------------------
     23/Id.

Docket Nos. EC01-63-000                -16-
   and EL01-56-000


     C. Accounting Issues

          1. Acquisition Premium

     Applicants propose to record the merger using the purchase method of accounting. The preliminary accounting entries provided with the application reflect an acquisition premium of approximately $383 million. Ninety percent of the premium or $345 million will be " pushed down" to Niagara Mohawk's books. Other subsidiaries of Niagara Mohawk Holdings will be allocated 10 percent or approximately $38 million of the premium. The acquisition premium is defined by Applicants as the excess of the purchase price, including transaction costs, over the net book value of Niagara Mohawk's assets and liabilities. Niagara Mohawk proposes to record the acquisition premium in Account 114, Electric Plant Acquisition Adjustments, and amortize it to Account 425, Miscellaneous Amortization, consistent with the Commission's accounting regulations./24 The amount recorded in Account 114 will be accompanied by a corresponding increase in equity in the paid-in capital accounts.

     The Commission has previously approved the use of the purchase method of accounting and the recognition of an acquisition adjustment on the books of the Commission jurisdictional company to reflect the "push down" of the acquisition premium./25 Consistent with Commission precedent, we will approve Applicants' use of the purchase method of accounting and the related "push down" of the acquisition premium as proposed. However, as we required in an earlier case, Niagara Mohawk must maintain accounting information that will allow for an evaluation of the effects of the merger on common equity in future periods if needed for ratemaking purposes./26

     We also direct Niagara Mohawk to submit its proposed final accounting to the Commission for approval within six months after the merger is consummated./27 The accounting submission should provide all merger-related accounting entries made to the

---------------------
     24/Account 114, Electric Plant Acquisition Adjustments, 18 C.F.R. Part 101
(2000).

     25/See El Paso Electric Company and Central and South West Services, Inc., 68 FERC P. 61,181 (1994); (El Paso); New England Power Company and NGG Holdings LLC, 87 FERC P. 61,287 (1999); and Commonwealth Edison Company and PECO Energy Company, 91 FERC P. 61,036 (2000).

     26/See generally El Paso.

     27/Electric Plant Instruction No. 5, Electric Plant Purchased or Sold, and Account 102, Electric Plant Purchased or Sold, 18 CFR Part 101 (2000).

Docket Nos. EC01-63-000                -17-
   and EL01-56-000


books and records of Niagara Mohawk, along with appropriate narrative explanations describing the basis for the entries.

          2. Payment of Dividends - Docket No. EL01-56-000

     Applicants seek Commission authorization to pay as dividends from paid-in capital accounts, preexisting retained earnings that will have been restated as paid-in capital as a result of accounting conventions associated with the proposed merger. Also, Applicants seek authorization to calculate earnings available for dividends by adding back the related amortization of the acquisition premium and transaction costs as well as on-cash charges to income resulting from accounting changes or charges to income resulting from significant unanticipated events. Finally, Applicants request authorization for Niagara Mohawk to transfer revenues from major transactions, such as asset sales, divestiture, or securitization, to its parent.

     As noted previously, the business combination will be recorded using the purchase method of accounting. An acquisition premium of approximately $345 million will be pushed down to the books of Niagara Mohawk and amortized to income over 20 years./28 Applicants explain that, as a result of this accounting, the balance in Niagara Mohawk's retained earnings account, ordinarily the source of dividend payments, will be eliminated, and that same amount instead will be reflected in a paid-in capital account.

     Applicants argue that without relief, Niagara Mohawk's ability to pay dividends in an efficient manner would be impaired by the application of push down accounting even though after the merger, Niagara Mohawk and its affiliates will be stronger financially./29

     Applicants commit to an overall annual dividend limitation based on the amount of income available for dividends, calculated in the manner discussed above, plus a declining incremental cap that varies from $100 million to $20 million through the year 2006. Furthermore, Applicants agree to inform the Commission promptly of any change in circumstances that is a material departure from the above representations.

---------------------
     28/Application at 44-46.

     29/Id. at 47.

Docket Nos. EC01-63-000                -18-
   and EL01-56-000

     As we have noted in prior cases/30 and as Applicants maintain here, a primary concern underlying section 305 (a) of the FPA is to preclude exploitation of a utility by its directors or officers. Applicants suggest that the dividend limitations they have proposed should be sufficient to assure that no exploitation or threat to the financial integrity of the applicants will result from the payment of dividends as requested. We do not agree. Our review of the proposed limitations indicates that Niagara Mohawk could pay $400 million in dividends from capital accounts through 2006./31 This is in excess of the entire acquisition premium assigned to Niagara Mohawk. Moreover, Applicants' proposal does not limit dividend payments to just the balance of retained earnings that will be transferred to capital accounts. Applicants also propose to redefine the basis for calculating income available for dividends (i.e., by adding back the amortization of the acquisition premium and transaction costs as well as non-cash charges to income resulting from accounting changes or charges to income resulting from significant unanticipated events). Consequently, dividends could exceed the balance in the retained earnings account as well as earnings from operations in future years. We believe the dividend limitations proposed by Applicants are simply too vague and open-ended to permit us to make a finding that Niagara Mohawk would retain adequate liquidity or the financial flexibility to fund necessary utility expansion in a future period. These concerns are echoed by Jamestown BPU and AMP.

     Therefore, we approve Applicants' request to permit Niagara Mohawk to pay dividends out of paid-in capital accounts, but we require Applicants to either:
(1) make a filing with the Commission within 30 days clarifying their dividend limitation proposal to address the concerns expressed above or (2) adopt an overriding limitation that Niagara Mohawk must maintain a minimum equity balance equal to 30 percent of total capital. The latter alternative is consistent with the limitation we adopted in our approval of National Grid's acquisition of NEPCO and Montaup Electric Company/32 and would address the concerns expressed by Jamestown BPU and AMP.

     MMWEC claims that Applicants' requested dividend authorizations seem dubious because they are inconsistent with fundamental principles underlying the Uniform System

---------------------
     30/See Delmarva Power & Light Company et al., 91 FERC P. 61,043 (2000); New England Power Company and Montaup Electric Company, 89 FERC P. 61,266 (NEPCO)
(1999); and Citizens Utilities Company, 84 FERC P. 61,158 (1998).

     31/Application at 48.

     32/See NEPCO at 61,266.

Docket Nos. EC01-63-000                -19-
   and EL01-56-000

of Accounts. It appears from MMWEC's pleading that its concern pertains to rate recovery of the acquisition premium. Since Applicants are not proposing, at this time, to recover the acquisition premium, MMWEC's concern is more appropriately addressed in a future ratemaking proceeding.

     With respect to Applicants' request for authorization to enable Niagara Mohawk to transfer revenues from major transactions (e.g., asset sales or divestiture), the Commission is unable to assess the reasonableness of this request because it relates to transactions that have not occurred. Accordingly, we deny this request without prejudice to Applicants requesting such authorization when specific transactions or events have occurred or are under active consideration.

The Commission Orders:

     (A) The timely-filed motions to intervene are hereby granted.

     (B) NPC's and ARC's untimely protests are hereby rejected as discussed herein.

     (C) Applicants', NPC's, and ARC's answers are either hereby accepted or rejected as discussed herein.

     (D) Applicants' proposed merger is authorized upon the terms and conditions and for the purposes set forth in the application.

     (E) The proposed method of accounting is approved as discussed in the body of this order. Niagara Mohawk must inform the Commission of any change in the circumstances that would reflect a departure from the facts the Commission relied upon in granting this approval.

     (F) Applicants' request to pay dividends out of paid-in capital accounts is approved subject to further filings, as discussed in the body of this order.

     (G) Applicants must submit their proposed final accounting within six months after the merger is consummated. The accounting submission should provide all merger- related accounting entries made to the books and records of Niagara Mohawk, along with appropriate narrative explanations describing the basis for the entries.

     (H) Applicants' request for authorization for Niagara Mohawk to transfer revenues from major transactions is denied, as discussed in the body of this order.

Docket Nos. EC01-63-000                -20-
   and EL01-56-000

     (I) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, services, accounts,

valuation, estimates or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission.

     (J) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

     (K) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate.

     (L) Applicants shall promptly notify the Commission of the date on which the merger is consummated.

By the Commission.

( S E A L )



                                                 David P. Boergers,
                                                      Secretary.